UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)

BROOKTROUT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

114580103

(CUSIP Number)

EAS Holdings, LLC

75 Perseverance Way

Hyannis, MA 02601

Tel: (508) 862-3000

with a copy to

Neal White, Esq.

McDermott Will & Emery LLP

227 West Monroe Street, Suite 4400

Chicago, IL 60606-5096

Tel. (312) 372-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 114580103

1.	Name of Reporting Person.
I.R.S. Identification No. of above person (entities only).
EAS Holdings, LLC

IRS No. 41-2096341

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[	]
(b)	☒

....................................................................................................................................................................................

3.             SEC Use Only ........................................................................................................................................

4.	Source of Funds (See Instructions)

BK, OO

........................................................................................................................................

5.      Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

.........................................................................................................................................

6.	Citizenship or Place of Organization
Delaware

........................................................................................................................................

Number of	7.	Sole Voting Power: 0

Shares Bene-

ficially	8.	Shared Voting Power: 900,541

Owned by Each

Reporting	9.	Sole Dispositive Power: 0

Person with:

10.	Shared Dispositive Power: 0

........................................................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

900,541

.........................................................................................................................................

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

........................................................................................................................................

13.	Percent of Class Represented by Amount in Row (11)

7.1%

........................................................................................................................................

14.	Type of Reporting Person (See Instructions)

OO

........................................................................................................................................

CUSIP No. 114580103

1.	Name of Reporting Person.
I.R.S. Identification No. of above person (entities only).
EAS Group, Inc.

IRS No. 41-2096340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[	]
(b)	☒

....................................................................................................................................................................................

3.             SEC Use Only ........................................................................................................................................

4.	Source of Funds (See Instructions)

BK, OO

........................................................................................................................................

5.      Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

.........................................................................................................................................

6.	Citizenship or Place of Organization
Delaware

........................................................................................................................................

Number of	7.	Sole Voting Power: 0

Shares Bene-

ficially	8.	Shared Voting Power: 900,541

Owned by Each

Reporting	9.	Sole Dispositive Power: 0

Person with:

10.	Shared Dispositive Power: 0

........................................................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

900,541

.........................................................................................................................................

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

........................................................................................................................................

13.	Percent of Class Represented by Amount in Row (11)

7.1%

........................................................................................................................................

14.	Type of Reporting Person (See Instructions)

CO

........................................................................................................................................

Item 1. Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Brooktrout, Inc., a Massachusetts corporation (the “Corporation”). The principal executive offices of the Corporation are located at 250 First Avenue, Needham, Massachusetts 02494.

Item 2. Identity and Background

This statement is filed by EAS Holdings, LLC, a Delaware limited liability company (“Holdings”) and EAS Group, Inc., a Delaware corporation (“EAS”). Holdings’ principal purpose is to hold all of the capital stock of EAS. EAS is a wholly-owned subsidiary of Holdings and its principal purpose is to hold all of the capital stock of Excel Switching Corporation, a Delaware corporation (“Excel Switching”). Excel Switching is a worldwide provider of carrier-class, open services platforms, media gateways and media servers. The principal business address of Holdings and EAS is 75 Perseverance Way, Hyannis, Massachusetts 02601.

The name, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Holdings and EAS is set forth on Annex 1 and Annex 2, respectively, to this Schedule 13D.

During the last five years, neither Holdings nor EAS nor, to the knowledge of Holdings and EAS, any person named on Annex 1 or Annex 2 hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On August 18, 2005, EAS, XL Acquisition Corp., a wholly-owned subsidiary of EAS (“Merger Sub”) and the Corporation entered into an Agreement and Plan of Merger (the “Merger Agreement”) which provides that, subject to certain conditions, Merger Sub will be merged with and into the Corporation (the “Merger”), with the Corporation continuing as the surviving corporation (the “Surviving Corporation”).  In connection with the Merger Agreement, as a condition to the willingness of EAS and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, EAS entered into separate Stockholder Voting Agreements, dated as of August 18, 2005 (collectively, the “Voting Agreements”), with Robert G. Barrett, Ronald J. Bleakney, David L. Chapman, David W. Duehren, Eric R. Giler, Robert C. Leahy, Heather Magliozzi, R. Andrew O’Brien and W. Brooke Tunstall (each, a “Stockholder” and collectively, the “Stockholders”) whereby each of the Stockholders irrevocably granted and appointed EAS as such Stockholder’s proxy and attorney-in-fact to vote or cause to be voted his, her or its shares subject to the Voting Agreement in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreement. Holdings may be deemed to share beneficial ownership of the shares of the Common Stock that are the subject of the Voting Agreements because it is the sole shareholder of EAS. No separate or additional consideration was paid by EAS or Holdings to the Stockholders in connection with the Voting Agreements.

Item 4. Purpose of the Transaction

On August 18, 2005, EAS, Merger Sub and the Corporation entered into the Merger Agreement which provides for the Merger with the Corporation continuing as the Surviving Corporation.

Merger Agreement

Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”) and as a result of the Merger, each share of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time (other than shares owned by EAS or Merger Sub, shares owned by any direct or indirect wholly-owned subsidiary of the Corporation and any dissenting shares whose holders have perfected their rights to dissent as described in the Merger Agreement) shall be automatically converted into the right to receive thirteen dollars and five cents ($13.05) in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and subject to the rights of the dissenting shareholders under the Merger Agreement, each holder of a certificate representing any such shares shall cease to have any rights with respect thereto except the right to receive the Merger Consideration upon the surrender of such certificate in accordance with the Merger Agreement, without interest. Completion of the Merger is subject to the satisfaction of a number of conditions, including the receipt of regulatory approvals and approval of the Merger Agreement by a vote of the holders of not less than two-thirds of the outstanding shares of Common Stock of the Corporation.

Stockholder Voting Agreements

Pursuant to the Voting Agreements, among other things, EAS and the Stockholders agreed to the terms pursuant to which (i) each Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, pledge, encumber or otherwise dispose of any of his, her or its shares subject to the Voting Agreement, (b) deposit any of his, her or its shares subject to the Voting Agreement into a voting trust or enter into a voting agreement or arrangement with respect to such shares or grant any proxy or power of attorney with respect thereto which is inconsistent with the terms of the Voting Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer or other disposition of any of his, her or its shares subject to the Voting Agreement prior to the conclusion of the shareholder meeting; (ii) each Stockholder shall (a) appear at the meeting of the shareholders of the Corporation, or otherwise cause his, her or its shares subject to the Voting Agreement to be counted for purposes of calculating a quorum, (b) vote his, her or its shares subject to the Voting Agreement in favor of any proposal to adjourn the shareholders meeting of the Corporation if necessary to permit the further solicitation of proxies in the event that there are not sufficient votes at the time of such meeting to approve the Merger Agreement, (c) vote, or cause to be voted, all of his, her or its shares subject to the Voting Agreement (x) in favor of the approval of the Merger Agreement, and (y) against approval of any alternative acquisition agreement; and (iii) each Stockholder irrevocably granted and appointed EAS as such Stockholder’s proxy and attorney-in-fact to vote or cause to be voted his, her or its shares subject to the Voting Agreement in favor of the adoption of the Merger Agreement and in accordance with the voting requirements set forth in the Voting Agreement, in each case as more particularly set forth and described in the Form of Voting Agreement incorporated by reference as Exhibit 2 hereto.

Item 5. Interest in Securities of the Issuer

(a) and (b) As a result of the Voting Agreements, as of August 18, 2005, EAS may be deemed to beneficially own 900,541 shares of Common Stock, which represents approximately 7.1% of the Corporation’s Common Stock, based on 12,760,294 shares of Common Stock outstanding as of August 17, 2005, which number is based on the representation regarding outstanding shares of Common Stock made by the Corporation in the Merger Agreement. Holdings is the sole shareholder of EAS and as a result may be deemed to share beneficial ownership with EAS.

(c) Except as set forth in this Schedule 13D, neither Holdings nor EAS, nor (i) to the knowledge of Holdings, any of the persons named on Annex 1 hereto, (ii) to the knowledge of EAS, any of the persons named on Annex 2 hereto, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreements referenced in the foregoing items of this Schedule 13D, there are no other contracts, arrangements, understandings or relationships among EAS or Holdings, or to the best of Holdings’ and EAS’ knowledge, any of the persons listed on Annex 1 or Annex 2 hereto, and any person with respect to any securities of the Corporation. The information set forth in the foregoing items of this Schedule 13D and the Merger Agreement and Voting Agreements attached or incorporated by reference hereto as exhibits are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of August 18, 2005 between EAS Group, Inc., XL
Acquisition Corp. and Brooktrout, Inc. (as filed with the Corporation’s Form 8-K/A on August 19,
2005).
Exhibit 2	Form of Stockholder Voting Agreement dated as of August 18, 2005 between EAS Group, Inc.
and the Stockholders named therein.
Exhibit 3	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2005

EAS HOLDINGS, LLC

By: /s/	Bruce Albelda

Name: Bruce Albelda

Title: Vice President and Treasurer

EAS GROUP, INC.

By: /s/	Bruce Albelda

Name: Bruce Albelda

Title: Vice President

ANNEX 1

The name, position, present principal occupation and business address of each director and executive officer of Holdings are set forth below.

All individuals listed below are U.S. citizens.

Name	Position with Holdings	Present Principal Occupation	Business Address
Jonathan Bilzin	Director, Vice President and Secretary	Partner of TowerBrook Capital Partners, L.P.	888 Seventh Avenue, 31st Floor, New York, NY 10106
Ed Glassmeyer	Director	General Partner of Oak Investment Partners, L.P.	One Gorham Island, Westport, CT 06880
Scot Jarvis	Director	General Partner of Cedar Grove Investments, LLC	3825 Issquah Pine Lake Road, Sammamish, WA 98075
Marc Zionts	Director and Vice President	Chief Executive Officer of Excel Switching Corporation	75 Perseverance Way, Hyannis, MA 02601
Frank Jules	Director	President of SBC Global East and Enterprise Markets	225 West Randolph, Floor 27A, Chicago, IL 60606
Rick Clemmer	Director	General Partner of Shelter Capital Partners	10880 Wilshire Blvd, Suite 1850, Los Angeles, CA 90024
Bruce R. Albelda	Vice President and Treasurer	Vice President, Chief Financial Officer of Excel Switching Corporation	75 Perseverance Way, Hyannis, MA 02601

ANNEX 2

The name, position, present principal occupation and business address of each director and executive officer of EAS are set forth below.

All individuals listed below are U.S. citizens.

Name	Position with EAS	Present Principal Occupation	Business Address
Jonathan Bilzin	Director, Vice President and Secretary	Partner of TowerBrook Capital Partners, L.P.	888 Seventh Avenue, 31st Floor, New York, NY 10106
Ed Glassmeyer	Director	General Partner of Oak Investment Partners, L.P.	One Gorham Island, Westport, CT 06880
Marc Zionts	Vice President	Chief Executive Officer of Excel Switching Corporation	75 Perseverance Way, Hyannis, MA 02601
Bruce Albelda	Vice President	Vice President, Chief Financial Officer of Excel Switching Corporation	75 Perseverance Way, Hyannis, MA 02601

INDEX OF EXHIBITS

Number	Exhibit

Exhibit 1	Agreement and Plan of Merger, dated as of August 18, 2005 between EAS Group, Inc., XL
Acquisition Corp. and Brooktrout, Inc. (incorporated by reference to the Corporation’s Form 8-K/A filed on August 19, 2005).
Exhibit 2	Form of Stockholder Voting Agreement dated as of August 18, 2005 between EAS Group, Inc.
and the Stockholders named therein.
Exhibit 3	Joint Filing Agreement